Exhibit 21.1

LIST
OF REGISTRANT’S SUBSIDIARIES

Percentage Owned By ViewSonic Corporation	Country of Organization

ViewSonic China, Ltd. 100%	Shanghai, P.R.C.

ViewSonic Singapore PTE, Ltd. 100%	Singapore

ViewSonic Hong Kong, Ltd. 99%	Hong Kong

ViewSonic Cayman Islands, Ltd. 100%	Cayman Islands

ViewSonic Japan K.K. 100%	Japan

ViewSonic International Corporation 99.99996%	Taiwan R.O.C.

ViewSonic Technology GmbH 100%	Germany

ViewSonic SARL 100%	France

ViewSonic Europe, Ltd. 100%	United Kingdom

VisionBank Corporation 100%	Taiwan R.O.C.

ViewAire Corporation 100%	California, U.S.A.

ViewSonic Corporation (Australia) PTY, Ltd. 100%	Australia

VSVB Corporation 100%	California, U.S.A.

ViewSonic Technologies (India) Pte Ltd 100%	India

ViewSonic Display Ltd. 100%	Hong Kong, P.R.C.

ViewSonic Display Trading 1 Ltd. 100%	Hong Kong, P.R.C.

ViewSonic Display Trading 2 Ltd. 100%	Hong Kong, P.R.C.

ViewSonic Mauritius Ltd. 100%	Mauritius